UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Madrigal Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

558868105

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 835-9378

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,177,854
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,177,854
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,177,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.08%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Management IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,177,854
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,177,854
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,177,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.08%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 4,177,854
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 4,177,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,177,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.08%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Fund IV Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 4,177,854
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 4,177,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,177,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.08%
14.	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) relates to the shares of common stock, par value $0.0001 per share, of Madrigal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends and supplements, as set forth below, the statement on Schedule 13D filed by the Reporting Persons with respect to the Issuer on July 29, 2016 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on October 17, 2019 (“Amendment No. 1”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, is referred to as the “Statement.” All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”), which is the general partner of Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), and Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). BCC is also an advisor to Fund IV and Co-Investment IV.

Item 4. Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

On December 10, 2019, Fund IV and Co-Investment IV agreed to sell 1,200,000 shares of common stock of the Issuer, par value $0.0001 per share (“Common Stock”), at a price of $105.47 per share (the “Offering”) to Goldman Sachs & Co. LLC (the “Underwriter”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into between the Issuer, Fund IV, Co-Investment IV and the Underwriter. The sale was consummated on December 13, 2019.

Pursuant to a lock-up agreement executed in connection with the Underwriting Agreement (the “Lock-Up Agreement”), BCC, Management IV, Fund IV and Co-Investment IV each have separately agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, it will not, during the period ending 90 days after the date of the final prospectus supplement with respect to the Offering: (i) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, or enter into any similar transactions with respect to the Common Stock; (ii) otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially; or (iii) publicly announce an intention to do any of the foregoing.

The foregoing descriptions of the Underwriting Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement and the form of Lock-Up Agreement, respectively, which are filed as exhibits hereto and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (1)	Percentage of Class (2)
Fund IV	4,089,702	—	4,177,854	0	4,177,854	4,177,854	27.08%
Co-Investment IV	88,152	—	4,177,854	0	4,177,854	4,177,854	27.08%
Management IV(3)	—	4,177,854	0	4,177,854	0	4,177,854	27.08%
BCC(4)	—	4,177,854	0	4,177,854	0	4,177,854	27.08%

(1)	Fund IV and Co-Investment IV constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.

(2)

This percentage is calculated based upon 15,429,154 shares of the Issuer’s common stock outstanding as of December 1, 2019 as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

(3)

Management IV holds no shares of common stock directly. Management IV is deemed to have beneficial ownership of common stock owned by Fund IV and Co-Investment IV due to its role as general partner of such funds. Investment and voting decisions by Management IV are exercised by BCC as manager.

(4)	BCC holds no shares of common stock directly. Due to its role as manager of Management IV, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management IV.

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3 of the Statement.

(c) Except as reported in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented by inserting the following information:

Item 4 above summarizes certain provisions of the Underwriting Agreement and the Lock-Up Agreement and is incorporated herein by reference. Copies of the Underwriting Agreement and the form of Lock-Up Agreement are attached as exhibits hereto and are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Statement is amended and restated by the following:

Exhibit No.	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the reporting persons on July 29, 2016).

2	Underwriting Agreement, dated as of December 10, 2019, by and among Madrigal Pharmaceuticals, Inc., Bay City Capital Fund IV, L.P., Bay City Capital Fund IV Co-Investment Fund, L.P. and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Madrigal Pharmaceuticals, Inc. on December 12, 2019).

3	Form of Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2019

/s/ Fred Craves
Fred Craves, Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.